================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule l3a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                February 26, 2002

                                 ---------------

         Head N.V. Annual Report For the Period Ended December 31, 2001

                                    Head N.V.
             (Exact name of Registrant as specified in its charter)

                              Aert van Nesstraat 45
                                3012 CA Rotterdam
                                 The Netherlands
                    (Address of Principal Executive Offices)

                                 ---------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F _

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                   Yes   No X
                                      ---  ---

Enclosure:

    1.   Annual Report for the period ended December 31, 2001 of Head N.V.

    2.   Reconciliation between Head N.V. and Head Holding
         Unternehmensbeteiligung GmbH.

    3. Press Release announcing that Head N.V. has published its annual results on February 26, 2002.

================================================================================

                           HEAD N.V. AND SUBSIDIARIES
                                  ANNUAL REPORT

                      For the Year Ended December 31, 2001

                           HEAD N.V. AND SUBSIDIARIES

                                  ANNUAL REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 2001



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



Report of Independent Accountants............................................F-1

Consolidated Balance Sheets at December 31, 2000 and 2001....................F-2

Consolidated Statements of Operations for the Years Ended
December 31, 1999, 2000 and 2001.............................................F-3

Consolidated Statements of Stockholders' Equity for the Years Ended
December 31, 1999, 2000 and 2001.............................................F-4

Consolidated Statements of Cash Flows for the Years Ended
December 31, 1999, 2000 and 2001.............................................F-5

Notes to the Consolidated Financial Statements...............................F-6

Management's Discussion and Analysis of Financial Statements and
Results of Operations..........................................................1

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Head N.V.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Head N.V. and its subsidiaries at December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PricewaterhouseCoopers
Vienna, Austria
February 18, 2002

                                                HEAD N.V. AND SUBSIDIARIES

                                               CONSOLIDATED BALANCE SHEETS

                                                                                              December 31,
                                                                                 -------------------------------------
                                                                                       2000                  2001
                                                                                 ----------------       --------------
                                                                                      (in thousands, except shares)
ASSETS:
Cash and cash equivalents....................................................... $      15,848          $       22,128

Accounts receivable, net of allowance for doubtful accounts of
  $10,509 and $10,787...........................................................       158,424                 150,002

Inventories, net................................................................        83,701                  73,575

Prepaid expense and other current assets........................................        12,894                  15,001
                                                                                 -------------          --------------
  Total current assets..........................................................       270,867                 260,706

Marketable securities...........................................................         2,174                   2,001

Property, plant and equipment, net..............................................        60,943                  60,728

Intangible assets, net..........................................................        19,850                  20,236

Deferred income taxes...........................................................        72,168                  66,204

Other non-current assets........................................................         8,301                   6,644
                                                                                 -------------          --------------
  Total assets.................................................................. $     434,304          $      416,519

LIABILITIES AND STOCKHOLDERS' EQUITY:

Accounts payable................................................................ $      34,436          $       29,176

Accrued expenses and other current liabilities..................................        41,837                  38,593

Short-term borrowings...........................................................        41,822                  53,872

Current portion of long-term debt...............................................         1,531                   1,412
                                                                                 -------------          --------------
  Total current liabilities.....................................................       119,626                 123,053

Long-term debt..................................................................        71,466                  67,682

Other long-term liabilities.....................................................        13,215                  13,416
                                                                                 -------------          --------------
  Total liabilities.............................................................       204,307                 204,151

Minority interest...............................................................             9                       9
Commitments and contingencies (Note 18)

Stockholders' Equity:
Ordinary shares: EUR 0.20 par value; 39,820,677 shares issued...................         7,067                   7,067

Additional paid in capital......................................................       143,999                 135,435

Treasury stock at cost:  956,300 shares at December 31, 2000....................        (5,211)                     --

Retained earnings...............................................................        75,620                  75,590

Accumulated other comprehensive income..........................................         8,512                  (5,732)
                                                                                 -------------          --------------
  Total stockholders' equity....................................................       229,988                 212,359
                                                                                 -------------          --------------
  Total liabilities and stockholders' equity.................................... $     434,304          $      416,519
                                                                                 =============          ===============

                The accompanying notes are an integral part of the consolidated financial statements

                                                HEAD N.V. AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                           For the Years Ended December 31,
                                                                                ---------------------------------------------------
                                                                                   1999               2000                  2001
                                                                                ----------         ----------            ----------
                                                                                        (in thousands, except per share data)
REVENUES:
Product revenues............................................................... $  380,876         $  390,784            $  384,010

Licensing revenues..............................................................     7,879              7,855                 8,011
                                                                                ----------         ----------            -----------
Total revenues..................................................................   388,755            398,639               392,021

Cost of sales (the year ended December 31, 1999 included $2,187
  related to the step-up of inventory from acquisitions - Note 4)...............   228,453            227,442               233,971
                                                                                ----------         ----------            -----------
Gross profit....................................................................   160,302            171,197               158,050

Selling and marketing expense...................................................    95,906             97,743               102,094

General and administrative expense (excluding non-cash
  compensation expense and restructuring charge)................................    36,910             33,488                33,972

Non-cash compensation expense...................................................       548              1,378                 2,025

Employee termination and other related costs....................................     1,691                 --                   838
                                                                                ----------         ----------            -----------
Operating income................................................................    25,246             38,588                19,121

Interest expense................................................................   (14,092)           (18,642)              (11,275)

Interest income.................................................................       947              1,118                   892

Foreign exchange gain...........................................................     4,574              7,502                 5,828

Other income (expense), net.....................................................     1,899             (4,181)                    7
                                                                                ----------         ----------            -----------
Income from continuing operations
  before income taxes and extraordinary items...................................    18,574             24,386                14,573

Income tax benefit (expense):
  Current.......................................................................    (2,929)            (3,231)               (2,169)
  Deferred......................................................................    38,816              5,165                (1,863)
                                                                                ----------         ----------            -----------
  Income tax benefit (expense)..................................................    35,887              1,934                (4,032)

Share of loss from equity investment, net of tax (Note 29)......................        --                 --                (1,117)
                                                                                ----------         ----------            -----------
Income from continuing operations before extraordinary items....................    54,463             26,321                 9,424

Loss from discontinued operation (Note 3).......................................       (60)              (644)                   --

Extraordinary gain (net of income tax of $1,559 in 2000, Note 16)...............        --              2,104                    --
                                                                                ----------         ----------            -----------
Net income......................................................................$   54,403         $   27,781            $    9,424
                                                                                ==========         ===========           ===========
Earnings per share-basic
  Income from continuing operations before extraordinary items..................$     2.46         $     0.94            $     0.25
  Loss from discontinued operation..............................................     (0.00)             (0.02)                   --
  Extraordinary gain............................................................        --               0.07                    --
  Net income....................................................................      2.46               0.99                  0.25

Earnings per share-diluted
  Income from continuing operations before extraordinary items..................$     2.23         $     0.86            $     0.24
  Loss from discontinued operation..............................................     (0.00)             (0.02)                   --
  Extraordinary gain............................................................        --               0.07                    --
  Net income....................................................................      2.23               0.91                  0.24

Weighted average shares outstanding
  Basic.........................................................................    22,132             28,071                38,083
  Diluted.......................................................................    24,370             30,679                39,816

                The accompanying notes are an integral part of the consolidated financial statements

                                           HEAD N.V. AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                         Accumulated
                                                     Ordinary Shares    Additional                         Other          Total
                                                   -------------------   Paid-in    Treasury  Retained  Comprehensive  Stockholders'
                                                    Shares     Amount    Capital     Stock    Earnings     Income         Equity
                                                   --------   --------  ----------  --------  --------  -------------  -------------
                                                                             (in thousands, except shares)

Balance at December 31, 1998                       20,000,000      53       12,853         --      15,471       10,439       38,816

Issuance of warrants.............................          --      --        1,820         --          --           --        1,820

Stock-based compensation.........................          --      --          548         --          --           --          548

Consideration in excess of historical cost
  of assets acquired from common
  control entity.................................   4,277,820      11           --         --      (5,040)          --       (5,029)

Comprehensive income:

Net income.......................................          --      --           --         --      54,402           --       54,402

Foreign currency translation
  adjustments....................................          --      --           --         --          --       (7,951)      (7,951)

Minimum pension liability........................          --      --           --         --          --          (60)         (60)
                                                                                                                           ---------
Comprehensive income.............................                                                                            46,391
                                                   ----------  ------     --------    --------     ------      --------    ---------
Balance at December 31, 1999                       24,227,820      64       15,221         --      64,834        2,428       82,547

Dividend paid....................................          --      --           --         --     (15,717)          --      (15,717)

Stock-based compensation.........................          --      --        1,378         --          --           --        1,378

Conversion to a par value
  from NLG0.01 to EUR 0.20.......................          --   4,414       (4,414)        --          --           --           --

Exercise of warrants.............................   1,009,524       4           (4)        --          --           --           --

Purchase of treasury stock.......................    (956,300)     --           --     (5,211)         --           --       (5,211)

Issuance of ordinary shares under public
  offering, net of issuance costs................  14,583,333   2,585      131,817         --          --           --      134,402

Spin-off of London Films.........................          --      --           --         --      (1,277)         632         (645)

Comprehensive income:

Net income.......................................          --      --           --         --      27,781           --       27,781

Foreign currency translation
  adjustments....................................          --      --           --         --          --        5,452        5,452
                                                                                                                           ---------
Comprehensive income.............................                                                                            33,233
                                                   ----------  ------     --------    --------     ------      --------    ---------
Balance at December 31, 2000.....................  38,864,377  $7,067     $143,999    $(5,211)     75,620      $ 8,512     $229,988

Dividend paid....................................          --      --           --         --      (9,455)          --       (9,455)

Stock-based compensation.........................          --      --        2,025         --          --           --        2,025

Purchase of treasury stock.......................  (1,085,000)     --           --     (5,378)         --           --       (5,378)

Transfer of treasury stock (Note 20).............          --      --      (10,589)    10,589          --           --           --

Net income.......................................          --      --           --         --       9,424           --        9,424
  Other comprehensive income:
    Cumulative effect of adoption of SFAS 133....          --      --           --         --          --        1,850        1,850
    Unrealized gain on derivatives instruments
    (net of tax of $88)..........................          --      --           --         --          --          950          950
    Reclassification adjustment for derivative
    gains recorded in net income.................          --      --           --         --          --       (1,850)      (1,850)
    Foreign currency translation adjustment......          --      --           --         --          --      (15,195)     (15,195)
                                                                                                                           ---------
Comprehensive loss...............................                                                                            (4,821)
                                                   ----------  ------     --------    --------     ------      --------    ---------
Balance at December 31, 2001.....................  37,779,377  $7,067     $135,435    $     --     75,590      $(5,732)    $212,359
                                                   ==========  ======     ========    ========     ======      ========    =========

                The accompanying notes are an integral part of the consolidated financial statements

                                                 HEAD N.V. AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           For the Years Ended December 31,
                                                                                ---------------------------------------------------
                                                                                   1999               2000                  2001
                                                                                ----------         ----------            ----------
                                                                                                  (in thousands)
OPERATING ACTIVITIES:
  Net income....................................................................$   54,402         $   27,781            $    9,424

  Adjustments to reconcile net income
    to net cash provided by operating activities:

    Depreciation and amortization..............................................     17,502             16,110                15,936

    Share of loss from equity investment, net of tax...........................         --                 --                 1,117

    Provision for leaving indemnity and pension benefits.......................      1,399                772                   823

    Gain on sale of property, plant and equipment..............................       (438)            (1,160)                 (867)

    Gain on debt restructuring.................................................         --             (2,104)                   --

    Non-cash interest expense (income).........................................      1,820             (1,023)                   --

    Non cash compensation expense..............................................        548              1,378                 2,025

    Deferred tax...............................................................    (38,816)            (5,165)                1,863

    Other, net.................................................................         89                (31)                   --

  Changes in operating assets and liabilities (net of effects of acquisitions):

    Accounts receivable........................................................    (18,271)            (7,457)                2,071

    Inventories................................................................       (468)           (13,277)                9,402

    Prepaid expense and other assets...........................................      4,704                (31)               (2,535)

    Accounts payable, accrued expenses and other liabilities...................      5,973             (9,341)               (3,338)
                                                                                ----------         -----------           -----------
  Net cash provided by operating activities                                         28,444              6,452                35,921
                                                                                ----------         -----------           -----------

INVESTING ACTIVITIES:

    Purchase of property, plant and equipment..................................    (24,131)           (20,571)              (16,314)

    Proceeds from sale of property, plant and equipment........................      5,762              3,303                 1,080

    Acquisition of Penn, net of cash acquired..................................    (40,191)                --                    --

    Other acquisitions.........................................................       (753)                --                (4,130)

    Equity investment (Note 29)................................................         --                 --                  (684)

    Maturities (purchases) of marketable securities, net.......................      2,783                 90                   135

    Acquisition of minority interest...........................................       (987)                --                    --
                                                                                ----------         -----------           -----------
  Net cash used for investing activities.......................................    (57,517)           (17,178)              (19,913)
                                                                                ----------         -----------           -----------
FINANCING ACTIVITIES:

    Change in short-term borrowings, net.......................................    (16,384)           (38,032)               15,135

    Proceeds from long-term debt...............................................    132,362              1,789                   807

    Payments on long-term debt.................................................    (71,047)           (61,970)                 (716)

    Proceeds from initial public offering......................................         --            134,402                    --

    Purchase of treasury stock.................................................         --             (5,211)               (5,378)

    Dividend paid..............................................................         --            (15,717)               (9,455)

    Change in restricted cash..................................................     (1,865)             4,812                    --
                                                                                ----------         -----------           -----------
  Net cash provided by financing activities....................................     43,066             20,073                   393
                                                                                ----------         -----------           -----------
  Effect of exchange rate changes on cash and cash equivalents.................     (4,401)           (11,446)              (10,122)

  Net increase (decrease) in cash and cash equivalents......................      9,592             (2,099)                6,279

  Cash and cash equivalents at beginning of period.............................      8,356             17,948                15,848
                                                                                ----------         -----------           -----------
  Cash and cash equivalents at end of period................................... $   17,948         $   15,848            $   22,128
                                                                                ==========         ===========           ===========
SUPPLEMENTAL CASH FLOW INFORMATION:

  Cash paid for interest....................................................... $    8,485         $   19,992            $   10,426

  Cash paid for income taxes................................................... $    1,895         $    3,230            $    2,208

  Spin-off of London Films..................................................... $       --         $      645            $       --


                The accompanying notes are an integral part of the consolidated financial statements

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - The Company

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

On January 1, 1996, Head Holding acquired 100% of the outstanding shares of HTM Sport- und Freizeitgerate AG ("HTM"). The acquisition has been accounted for as a purchase and accordingly the operating results of HTM have been included in the Company's consolidated financial statements since the date of acquisition.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands -- Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets, athletic and outdoor footwear and apparel), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).

With a broad product offering marketed mainly to middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.'s products are sold through over 27,000 customers in over 80 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company's strongest presence has traditionally been in Europe, and in recent years the Company has built market share in the United States, the next largest market for the Company's products after Europe.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its accounting records and publishes its statutory financial statements in accordance with Dutch corporate regulations and has made certain adjustments to these records to present the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and short-term, highly liquid investments with an original maturity of three months or less.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a first-in first-out basis.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Marketable Securities

Debt securities are classified as held-to-maturity and are reported at amortized cost.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost and includes expenditures for new facilities and expenditures which substantially increase the useful lives of existing facilities. The cost of maintenance, repair and minor renewals is expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation are eliminated, and any gain or loss on disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Impairment

In accordance with the Statement of Financial Accounting Standards No. 121 ("SFAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. The Company's review involves comparing current and future operating flows to the carrying value of the assets. Long-lived assets to be disposed of, if any, are reported at the lower of their carrying amount or fair value less cost to sell.

Intangible Assets

Identifiable intangible assets comprise trademarks and goodwill. Trademarks are amortized using the straight-line method over a period of 20 to 40 years. Goodwill is amortized using the straight-line method over a period of 15 to 30 years. The Company periodically reviews the carrying value of its intangibles based primarily upon an analysis of undiscounted cash flows. Any impairment would be recognized when the expected future operating cash flows derived from such intangible assets are less than their carrying value. The impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition

Revenues from product sales are recognized at the time of product shipment, which represents transfer of title to the customer. Revenues from licensing agreements are recognized over the license term based on underlying customer sales for the period. Provisions are recorded for estimated product returns at the time revenues are recognized. Costs associated with product shipment and handling are classified in selling and marketing expense in the consolidated statement of operations.

Translation of Foreign Currency

Finished goods sales to customers in Austria, Italy, Germany, Japan, France, Switzerland, Canada, Spain and the United States of America are generally billed in local currency. The local currency is the functional currency of the subsidiaries in these countries. Foreign currency (functional currency) assets and liabilities are translated into U.S. dollars (the reporting currency) at the exchange rate on the balance sheet date, with resulting translation adjustments recorded in other comprehensive income. Revenue and expenses are translated at average rates prevailing during the year. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in income. The effect of exchange rate changes on intercompany transactions of a long-term investment nature are included in other comprehensive income.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial Instruments

The Company enters into forward foreign currency contracts to hedge currency fluctuations in transactions denominated in foreign currencies, primarily the U.S. dollar and Japanese yen, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. The Company enters into forward foreign exchange contracts to hedge firm commitments and it buys foreign exchange option contracts to hedge anticipated transactions. The Company does not utilize financial instruments for trading or speculative purposes.

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS 133 requires that the Company record all derivatives on the balance sheet at fair value. The Company uses derivative instruments to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The earnings impact for all designated hedges are recorded in the Consolidated Statement of Operations on the same line as the gain or loss on the item being hedged.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred.

Stock-Based Compensation

The company accounts for its stock option plan using the fair value method in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation.

Debt Issuance Costs

Debt issuance costs are capitalized and amortized over the term of the debt.

Income Taxes

The provision for income taxes is based on income recognized for financial statement purposes and includes the effects of temporary differences between such income and that recognized for tax return purposes. With the exception of Head Holding Unternehmensbeteiligung GmbH, all of the Company's Austrian subsidiaries are included in a consolidated Austrian federal income tax return. Separate provisions for income taxes have been prepared for the Company's other subsidiaries.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share Split

In October 2000, the Company effected a two-for-one stock split of its ordinary shares. All references in the consolidated financial statements and notes thereto to numbers of shares and per share amounts have been restated to reflect the stock split.

Computation of Net Income per Share

Net income per share is computed under Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share. Basic net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding during the period. Shares held by The Stichting Head Option Plan ("Stichting") are not treated as outstanding for purposes of the earnings per share calculation until the related option has been exercised. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options and warrants, and are included in diluted net income per share to the extent such shares are dilutive.

The following table sets forth the computation of diluted weighted average shares outstanding for the periods indicated:

                                                             For the Years Ended December 31,
                                                          --------------------------------------
                                                             1999          2000           2001
                                                          ----------    ----------    ----------
                                                                        (in thousands)

Weighted average shares outstanding - basic...............$   22,132    $   28,071    $  38,083
Dilutive effect of stock options..........................     1,402         1,858        1,733
Dilutive effect of warrants...............................       836           750           --
                                                          ----------    ----------    ---------
Weighted average shares outstanding - diluted.............$   24,370    $   30,679    $  39,816

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

On January 1, 2001, the Company adopted SFAS 133 (see Note 12).

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, which the Company is required to implement with effect from July 1, 2001 and January 1, 2002, respectively. SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions, which may affect classification and balances of intangible assets.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The on-going impact will be that goodwill and intangible assets with an indefinite life will no longer be amortized, but instead will be tested at least annually for impairment. The goodwill impairment test will consist of a two-step method. First, each reporting unit's (which generally represents one level below an operating segment) carrying value will be compared to its fair value. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss will be recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as the difference between the reporting unit's fair value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets will require that an impairment loss be recognized equal to the excess of its carrying value over its fair value.

The Company adopted SFAS No. 142 on January 1, 2002. In accordance with the new standard, the Company will cease recognition of $0.1 million in annual goodwill amortization and $1.0 million in annual trademark amortization, as the Company has determined that its trademarks represent indefinite-lived intangible assets. The Company expects to complete its transitional impairment test for its trademarks prior to the issuance of its March 31, 2002 quarterly financial statements. The Company expects to complete step one of its transitional goodwill impairment test by June 30, 2002, and step two by December 31, 2002. Any impairment losses resulting from the transitional impairment tests will be recognized as a change in accounting principle measured as of January 1, 2002.

In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, for
(1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also amends APB No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of Business, by requiring that operating and disposal gains/losses be recognized in the period incurred. Additionally, SFAS No. 144 expands the separate presentation requirement of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the on-going operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. Adoption of this statement will not have a material impact on the Company's consolidated financial position or results of operations.

Note 3 - Discontinued Operation

In August 2000, prior to its initial public offering, Head N.V. granted its then 100% shareholder, Head Sports Holdings N.V., the option to receive all outstanding shares of London Films as a shareholder distribution. Head Sports Holdings N.V. was then and still is controlled by Johan Eliasch. On October 31, 2000, all of the share capital of London Films, with net assets of $0.6 million, was distributed in accordance with this option. The results of operations of London Films have been presented as a discontinued operation in the accompanying consolidated statements of operations for the years ended December 31,1999 and 2000. Revenues of London Films were $1.5 million and $ 0.5 million for the years ended December 31, 1999 and 2000, respectively.

No income tax expense has been recorded on the income from discontinued operations due to the availability of net operating loss carryforwards.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 4 - Acquisition

Dacor Acquisition

On November 19, 1998, one of the Company's subsidiaries acquired 100% of the outstanding common stock of Dacor Corporation, a U.S. manufacturer of diving equipment, for a purchase price of approximately $2.3 million. The allocation of purchase price included approximately $1.6 million of restructuring and transaction costs (primarily severance and equipment relocation costs associated with the shut down of Dacor's facility and professional fees) and inventories with a fair market value of approximately $5.6 million (approximately $1.0 million greater than cost which has been charged to cost of sales in 1999). The excess of purchase price over the fair value of net assets acquired of approximately $1.8 million, was allocated to goodwill and is being amortized over 30 years.

The acquisition has been accounted for as a purchase and, accordingly, the operating results of Dacor have been included in the Company's consolidated financial statements since the date of acquisition. Post acquisition, the business contributed a loss of approximately $0.2 million to consolidated net income for the year ended December 31, 1998.

Penn Acquisition

Effective May 1, 1999, one of the Company's subsidiaries acquired the outstanding common stock of Penn Racquet Sports, Inc. for an aggregated purchase price of approximately $40.6 million.

Penn manufactures and distributes tennis balls and racquetball balls. The acquisition has been accounted for as a purchase and, accordingly, the operating results of Penn have been included in the Company's consolidated financial statements since the date of acquisition. The acquisition was funded by borrowings under a $50.0 million revolving loan agreement.

The allocation of purchase price included trademarks of $19.1 million, which are being amortized over 20 years. The allocation of purchase price also included $1.3 million of exit costs, employee termination and relocation costs and professional fees and inventories with a fair market value of approximately $7.9 million (approximately $1.2 million greater than cost which has been charged to cost of sales in 1999). The excess of the fair value of net assets acquired over purchase price was proportionately allocated to non-current assets.

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition had occurred as of January 1, 1999. The pro forma data give effect to actual operating results prior to the acquisition and adjustments to revenue, cost of sales, interest expense and amortization.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                                For the Year Ended
                                                                                   December 31,
                                                                                ------------------
                                                                                       1999
                                                                                ------------------
                                                                                    (in thousand,
                                                                                except per share data)

Revenues........................................................................$   411,185
Operating income................................................................     26,806
Income from continuing operations before income taxes and extraordinary items...     18,477
Income from continuing operations before extraordinary items....................     53,686
Net income......................................................................$    53,686

Earnings per share - basic
   Income from continuing operations before extraordinary items.................$      2.43
   Net income...................................................................$      2.43
Earnings per share - diluted
   Income from continuing operations before extraordinary items.................$      2.20
   Net income...................................................................$      2.20

To fund the Penn acquisition, one of the Company's subsidiaries entered into a $50.0 million revolving loan agreement (the "US loan agreement"). Borrowings under the loan are secured by substantially all of the assets of the Company's US subsidiaries, and accrue interest at prime plus 1.5% for the first 90 days and at either prime plus 1.5% or LIBOR plus 2.75% thereafter. In July 1999, the Company repaid all borrowings under this agreement and reduced the available amount to $20.0 million. In April 2000, the Company replaced the Agreement with a $20.0 million, three-year, renewable term Loan and Security Agreement with Fleet Capital Corporation under similar terms.

Note 5 - Head UK Acquisition

In August 2001, one of the Company's subsidiaries formed a wholly-owned sales and marketing company in Great Britain. In December 2001, this company acquired a distribution business for $4.1 million. The acquisition was accounted for in accordance with SFAS 141, whereby approximately $2.4 million was allocated to inventories, $0.6 million was allocated to order backlog shown in prepaid expenses and $0.3 million to liability assumed. The excess of the purchase price over the fair value of the net assets acquired resulted in $1.4 million of goodwill. This goodwill will not be amortized, but will be tested at least annually for impairment. $0.2 million order backlog was expensed in 2001.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 6 - Accounts Receivable

Accounts receivable consist of the following (in thousands):

                                                           December 31,
                                                   ---------------------------
                                                       2000           2001
                                                   ------------   ------------


Trade debtors......................................$   149,202    $   144,196
Other receivables..................................     19,731         16,593
Allowance for doubtful accounts....................    (10,509)       (10,787)
                                                   -----------    -----------
  Total Accounts receivable, net...................$   158,424    $   150,002
                                                   ===========    ===========

Note 7 - Inventories

Inventories consist of the following (in thousands):

                                                           December 31,
                                                   ---------------------------
                                                       2000           2001
                                                   ------------   ------------

Raw materials and supplies.........................$    21,409    $    17,330
Work in process....................................      5,573          6,512
Finished goods.....................................     68,191         63,708
Provisions.........................................    (11,472)       (13,975)
                                                   -----------    -----------
  Total inventories, net...........................$    83,701    $    73,575
                                                   ===========    ===========



Note 8 - Marketable Securities

Marketable securities consist of the following (in thousands):

                                                         December 31,
                                                 ---------------------------
                                                    2000             2001
                                                 ----------       ----------


Austrian government debt securities..............$      709       $      316
Austrian debt security funds.....................     1,206            1,087
Corporate debt securities........................       315              286
Other securities.................................        --              311
                                                 ----------       ----------
  Total Marketable securities....................$    2,230       $    2,001
  Less: Short-term portion.......................       (56)              --
                                                 ----------       ----------
  Total Long-term marketable securities..........$    2,174       $    2,001
                                                 ==========       ==========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Maturities of debt securities are as follows (in thousands):

                                                      December 31,
                                              ---------------------------
                                                 2000             2001
                                              ----------       ----------

Mature within 1 year..........................$      56       $        --
Mature between one year and five years........      968                --
Mature between five years and ten years.......    1,206                --
Mature after ten years........................       --             2,001
                                              ---------       -----------
Total Marketable securities...................$   2,230       $     2,001
                                              =========       ===========

Marketable securities with a maturity of less than one year are included in other current assets in the accompanying consolidated balance sheets.

As of December 31, 2001, debt securities were restricted as to withdrawal by Austrian regulations requiring that a percentage of leaving indemnity plan assets are maintained in discounted Austrian government and Austrian corporate debt securities.

Note 9 - Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

                                                           December 31,
                                                 ------------------------------
                                                     2000                2001
                                                 -----------        -----------

Land.............................................$     4,608        $     4,435
Buildings........................................     19,780             20,325
Machinery and equipment..........................     90,200            101,769
                                                 -----------        -----------
                                                     114,588            126,529
Less: Accumulated depreciation...................    (53,645)           (65,801)
                                                 -----------        -----------
  Total Property, plant and equipment, net.......$    60,943        $    60,728
                                                 ===========        ===========


The useful lives used in computing depreciation are as follows:
                                                     Years
                                                 ------------
Buildings...........................................10 - 48
Machinery and equipment..............................2 - 20

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 10 - Intangible Assets

Intangible assets consist of the following (in thousands):

                                                           December 31,
                                                 ------------------------------
                                                     2000                2001
                                                 -----------        -----------

Trademarks.......................................$    19,066        $    19,066
Goodwill.........................................      2,528              3,926
                                                 -----------        ------------
                                                      21,594             22,992
Less: Accumulated amortization...................     (1,744)            (2,756)
                                                 -----------        ------------
  Total Intangible assets, net...................$    19,850        $    20,236
                                                 ===========        ============


The increase in goodwill of $1.4 million is due to a newly acquired subsidiary (see Note 5).

Note 11  - Credit Risk Concentrations

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities and accounts receivable. The Company places cash with high quality financial institutions. The Company's customers are concentrated in the retail industry, however, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company generally performs credit reviews and sometimes obtains credit insurance before extending credit.

No customer accounted for greater than 4.0% of total revenues during the years ended December 31, 1999, 2000 and 2001.

Note 12 - Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value at December 31, 2000 and 2001. The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short maturity of these instruments. The carrying amounts of marketable securities approximate fair value based on quoted market prices.

The carrying amounts of the Company's short-term borrowings and senior debt approximate fair value because the interest rates are primarily based upon floating rates identified by reference to market rates.

The carrying value of the Company's senior notes and other long-term debt approximate fair value based on current rates being offered and quoted market prices of debt with similar terms.

As a result of adopting SFAS 133 and in accordance with the transition provisions of that standard, the Company recorded a one-time net-of-tax unrealized gain of $1.9 million to AOCI as of January 1, 2001. The Company reclassified a gain of $1.9 million from AOCI to earnings during the year ended December 31, 2001 due to the realization of the underlying transactions.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


On December 31, 2001, the Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $1.0 million, of which all is expected to be reclassified to earnings during the following twelve months. The ineffective portion related to cash flow hedges is not material.

The following table provides information regarding the Company's forward foreign exchange contracts and foreign exchange option contracts as of December 31, 2000 and 2001. The fair values of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

                                                    As of December 31, 2000
                                      ---------------------------------------------------
                                          Contract           Carrying           Fair
                                           amount              value            value
                                      ----------------   ----------------   -------------

Forward foreign exchange contracts....$    15,001        $      (77)        $   1,575
Foreign exchange option contracts.....$     2,618        $       --         $     275

                                                    As of December 31, 2000
                                      ---------------------------------------------------
                                          Contract           Carrying           Fair
                                           amount              value            value
                                      ----------------   ----------------   -------------

Forward foreign exchange contracts....$     9,170        $      631         $     631
Foreign exchange option contracts.....$     8,007        $      313         $     313


The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. The Company also assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in off setting changes in fair values or cash flows of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 13 - Short-Term Borrowings

Short-term borrowings consist of the following (in thousands):

                                                           December 31,
                                                 ------------------------------
                                                     2000                2001
                                                 -----------        -----------

Lines of credit..................................$    39,567        $    52,432
Notes payable....................................      2,255              1,440
                                                 -----------        ------------
  Total short-term borrowings....................$    41,822        $    53,872
                                                 ===========        ============

In the second quarter of 2001, the Company's subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the "Raiffeisenzentralbank" ("RZB"), "Erste Bank" and "Osterreichische Kontrollbank" ("OEKB") in the total amount of (euro)55.0 million ($48.5 million). In addition, the Company has lines of credit with several banks in Italy, France, Germany, Canada and Japan of $58.0 million. In April 2000, one of the Company's subsidiaries replaced the Agreement to fund the Penn acquisition with a $20.0 million, three-year, renewable term Loan and Security Agreement with Fleet Capital Corporation under similar terms. As of December 31, 2001, $64.9 million was available under these credit lines. The weighted average interest rate on outstanding short-term borrowings was 4.4% and 4.0% as of December 31, 2000 and 2001, respectively.

Note 14 - Accounts Payable

Accounts payable consist of the following (in thousands):

                                                           December 31,
                                                 ------------------------------
                                                     2000                2001
                                                 -----------        -----------

Accounts payable - trade.........................$    22,390        $    19,264
Salaries and wages...............................      2,344              2,195
Insurance........................................        263                201
Fiscal authorities...............................      2,344              1,871
Social institutions..............................      1,015                910
Other............................................      6,080              4,735
                                                 -----------        -----------
        Total Accounts Payable...................$    34,436        $    29,176
                                                 ===========        ===========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 15 - Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):


                                                           December 31,
                                                 ------------------------------
                                                     2000                2001
                                                 -----------        -----------

Employee compensation and benefits...............$     7,513        $     6,761
Accrued warranties and allowances................      7,618              8,365
Advertising......................................      3,030              2,109
Legal, auditing and consultant fees..............      1,697              2,511
Fiscal authorities...............................      1,294              2,009
Commissions......................................      3,341              1,188
Accrued interest.................................      3,605              3,162
Other............................................     13,739             12,488
                                                 -----------        -----------
  Total Accrued expenses and other current
    liabilities..................................$    41,837        $    38,593
                                                 ===========        ============


Note 16 - Long-Term Debt

Long-term debt consists of the following (in thousands):

                                                           December 31,
                                                 ------------------------------
                                                     2000                2001
                                                 -----------        -----------

Senior notes.....................................$    64,206        $    60,942
Other long-term debt.............................      8,791              8,152
                                                 -----------        -----------
  Total long-term borrowings.....................     72,997             69,094
  Less current portion...........................      1,531              1,412
                                                 -----------        -----------
  Long-term portion..............................$    71,466        $    67,682
                                                  ===========       ============

Senior Notes

On July 15, 1999 one of the Company's subsidiaries, Head Holding, which is now a 100% owned subsidiary of the Company, issued (euro)100.0 million (approximately $101.7 million as at July 15, 1999) of Senior Notes. Proceeds of the offering were used to repay existing indebtedness (including the US loan agreement, bridge notes and lines of credit) and for general corporate purposes.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The notes bear interest of 10.75% per annum, which is payable semi-annually and mature in total on July 15, 2006. Among other restrictions, the notes include certain restrictive terms regarding investments, distributions and incurrence of additional indebtedness by the Company.

On January 5, 2000 a registration statement for the exchange of the original 10.75% Senior Notes for new 10.75% Senior Notes was made effective by the U.S. Securities Exchange Commission (SEC). On February 9, 2000, this Exchange Offer was consummated.

In October 2000, Head Holding Unternehmensbeteiligung GmbH repurchased
(euro)30.9 million of its Senior Notes in a series of transactions using part of the proceeds of the Company's initial public offering.

Loan and Security Agreement

In April 2000, the company's subsidiaries, Head USA, Inc., Mares America Corporation, Penn Racquet Sports Inc., and Dacor Corporation, entered into a $20.0 million, three-year, renewable term Loan and Security Agreement with Fleet Capital Corporation and other financial institutions providing for a revolving loan facility and a letter of credit facility. The agreement is secured by substantially all the assets of Head USA, Inc., Mares America Corporation, Penn Racquet Sports, Inc. and Dacor Corporation, including inventory, accounts receivable, and the Penn trademarks and patents (collectively the "collateral"). The amount the Company is eligible to borrow is based upon a percentage of certain eligible collateral but will not exceed $20.0 million. Borrowings bear interest at either a Base Rate or a LIBOR Rate, each as defined in the agreement, plus an applicable margin. There are no borrowings under this line as of December 31, 2001. The extinguishment of the prior credit facility (see Note
4) and the write off of deferred financing fees resulted in a loss of $0.9 million in 2000. This is presented in the consolidated statement of operations under extraordinary items.


Other long-term debt

Other long-term debt comprises loans outstanding with several banks. The weighted average interest rate on outstanding borrowings was 5.61% and 3.89% as of December 31, 2000 and 2001, respectively. Borrowings mature at various dates through 2009.

Maturities of long-term debt

Aggregate maturities of long-term debt are as follows (in thousands):

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                December 31,
                                                   2001
                                                ------------

2002........................................... $  1,412

2003...........................................    1,304

2004...........................................    1,318

2005...........................................    1,195

2006...........................................   61,822

Thereafter.....................................    2,042
                                                --------
                                                $ 69,094
                                                ========

Debt restructuring

In the fourth quarter of 2000, the Company repaid all of the restructured debt using part of the proceeds of the Company's initial public offering. The gain on the extinguishment of the restructured debt of $3.0 million, net of income tax expense of $1.6 million was recorded as an extraordinary item.

Note 17 - Other Long-Term Liabilities

The Company funds leaving indemnities and pension liabilities paid to employees at some Austrian and other European locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country. Total leaving indemnity expense was $2.4 million, $0.8 million and $2.1 million for the years ended December 31, 1999, 2000, and 2001, respectively.

Indemnity and pension liabilities total approximately $12.0 million and $12.5 million at December 31, 2000 and 2001, respectively. The Company assumes a weighted average annual rate of increase in salaries of 3.0% per annum. The leaving indemnity liability was determined using a weighted average discount rate of 6.0% in 2000 and 2001.

Note 18 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2005. Rent expense was approximately $2.8 million, $2.3 million and $2.3 million for the years ended December 31, 1999, 2000 and 2001, respectively. The Company also leases certain manufacturing equipment under capital leases. Capital lease obligations are not significant as of December 31, 2000 and 2001.

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2001 (in thousands):

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                December 31,
                                                   2001
                                                ------------

2002........................................... $  2,336

2003...........................................    2,286

2004...........................................    1,646

2005...........................................      966

2006...........................................      645

Thereafter.....................................      645
                                                --------
                                                $  8,524
                                                ========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Litigation

From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management it is not possible to reasonably estimate the outcome of current legal proceedings, claims and litigation. However, management believes that the resolution of these matters will not materially affect the Company's financial position.

In March 1998, a competitor filed suit against the Company's US subsidiary alleging patent infringement in connection with the Head Titanium Tennis racket. The case was settled in April 2000 and the accrual for the estimated settlement cost was released.

In July 1996 the European Commission released a decision allowing the contribution received by HTM Sport- und Freizeitgerate AG (HTM) from Austria Tabak (former owner) as restructuring aid that was compatible with the European Union's state aid rules. In that decision, the European Commission imposed capital contribution requirements on HTM. The Commission's decision was appealed by two of HTM's competitors. On October 6, 1999, the Court of First Instance of the European Communities upheld the European Commission's decision. No appeal was filed to the decision of the Court of First Instance within the statutory appeal period.

In connection with the Senior Notes offering in July 1999, $18.8 million was contributed downstream as additional capital to HTM in order to satisfy in full the remainder of the capital contribution requirement imposed by the European Commission.

Note 19 - Accumulated Other Comprehensive Income Balance

The following table shows the components of AOCI:


                                      For the Year Ended December 31, 2001
                            --------------------------------------------------------
                              Foreign      Unrealized                    Accumulated
                             Currency       Gains on       Minimum          Other
                            Translation    Derivative      Pension      Comprehensive
                            Adjustment     Instruments   Liabilities       Income
                            -----------    -----------   -----------    -------------
                                                (in thousands)
Beginning balance.......... $   8,573           0           (60)            8,513
Current-period
changes....................   (15,195)        950            --           (14,245)
                            ---------         ---           ---           -------
Ending balance............. $  (6,622)        950           (60)           (5,732)
                            =========         ===           ===           =======



Note 20 - Shareholders' Equity

The Company is a Naamloze Vennootschap ("N.V."), a limited liability company under Dutch law. The registered capital of a N.V. is in the form of shares which represent negotiable securities. The minimum registered and

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


authorised capital requirement is NLG 500,000 (approximately $0.23 million) and the minimum paid in capital requirement for a N.V. is NLG 100,000 (approximately $0.05 million).

In August 1998, Head Holding Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly-owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis. The number of shares of the Company as of the date of the merger have been retroactively reflected in the financial statements for all periods prior to the merger .

As of February 17, 2000, Head N.V. made a dividend payment in the aggregate amount of (euro)16.1 million ($15.7 million) to its sole shareholder Head Sports Holdings N.V.

In August and September 2000, our shareholders resolved to amend our articles of association at a general meeting of shareholders. Upon this amendment becoming effective on October 3, our ordinary shares were split on a two for one basis and converted to a par value of (euro)0.20 each from NLG 0.01. At December 31, 2000, 99,551,692 and 39,820,677 shares were authorized and issued, respectively.

Pursuant to existing resolutions which were approved in August 2000, the Board of Directors was authorized to buy back 10% of the Company's outstanding share capital over the next fifteen months to support its share price. Between November 12, 2000 and May 21, 2001 the Company purchased 2,041,300 shares in the open market at the prevailing price in the total amount of $10.6 million.

On May 25, 2001, Head N.V. transferred all of the 2,041,300 shares held in Treasury Stock to the Stichting, a trust which holds shares of the Company. The Stichting will use these shares to fulfill the Company's obligations under the Head Tyrolia Mares Group Executive Stock Option Plan 1998. The shares held by the Stichting at December 31, 2001 had an original cost of $10.6 million. The Stichting intends to remit proceeds from the exercise of employee stock options to the Company.

On May 28, 2001, the Board of management was granted the authority to repurchase shares representing up to 10% of the Company's issued share capital over a period of 18 months (until 28 November 2002). No shares have been repurchased under this resolution as of December 31, 2001.

On May 11, 2001, the Company declared a year end 2000 dividend of (euro)0.28 (approximately $0.25) per share, which was paid on June 6, 2001.

Note 21 - Income Taxes

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company's effective tax rate for financial statement purposes.

                                         For the Years Ended December 31,
                                     -------------------------------------
                                        1999         2000          2001
                                     ----------   ----------    ----------
Dutch statutory tax rate.............   35.0%        35.0%         35.0%
Tax rate differential................   31.5         (3.3)         (0.4)
Permanent differences................    0.1          0.4           0.4
Other................................    1.2          1.4          (2.9)
Valuation allowance.................. (261.1)       (41.5)         (4.5)
                                     ----------   ----------    ----------
Effective tax rate................... (193.1)%       (7.9)%        27.6%
                                     ==========   ==========    ==========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Deferred tax assets (liabilities) consist of the following as of December 31, 2000 and 2001 (in thousands):

                                                              December 31,
                                                       -------------------------
                                                          2000          2001
                                                       ----------    ----------
Short-term:

Deferred tax asset:

Tax loss carried forward...............................$   8,631     $    6,827
Inventory reserve......................................    1,229          1,390
Other short-term liabilities...........................    1,404          1,648
Reserve for doubtful accounts..........................    2,096          1,751
                                                       ---------     ----------
        Total Short-term deferred tax assets...........   13,360         11,616

Deferred tax liabilities:

Deferred expenses......................................$ (1,638)         (1,066)
Other short term receivables...........................    (757)             --
Foreign currency exchange differences..................    (149)           (900)
Accrued liabilities....................................     (71)           (152)
                                                       ---------     ----------
        Total Short-term deferred tax liability........  (2,615)         (2,118)

Valuation allowance....................................  (2,453)         (1,411)
                                                       ---------     ----------
        Total Short-term net deferred tax asset........$   8,293     $    8,087
                                                       =========     ==========


The short-term deferred tax asset, net is classified in prepaid expenses.

                                                              December 31,
                                                       ------------------------
                                                          2000          2001
                                                       ----------    ----------
Long-term:

Deferred tax asset:

Tax loss carried forward..............................$  107,231     $   88,042
Other.................................................       461            499
                                                      ----------     ----------
        Total Long-term deferred tax assets...........   107,692         88,541

Deferred tax liabilities:

Fixed assets..........................................$ (11,977)       (10,694)
Other long-term receivables...........................   (2,035)            (6)
Foreign currency exchange differences.................     (157)           (84)
                                                      ----------     ----------
        Total Long-term deferred tax liability          (14,169)       (10,784)

Valuation allowance...................................  (21,355)       (11,553)
                                                      ----------     ----------
        Total Long-term net deferred tax asset........$   72,168     $  66,204
                                                      ==========     =========

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


The Company has net operating loss carryforwards of approximately $329.5 million and $276.8 million, (both net of restricted portion due to the EC decision) as of December 31, 2000 and 2001, respectively. These net operating losses are available in the following jurisdictions (in thousands):


                                         December 31,
                               ----------------------------
                                   2000            2001
                               -----------     ------------
Austria........................$   275,964     $  246,731
Germany........................      7,376          7,507
Other Europe...................      1,538            152
Japan..........................     17,735          4,700
North America..................     26,862         17,710
                               -----------     ----------
                               $   329,476     $  276,801
                               ===========     ==========


In July 1996 the EC limited the utilization of certain net operating losses (approximately $35.0 million as of December 31, 2001). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

In light of the Company's profitability, the Company released a substantial portion of the valuation allowance in both 1999 and 2000 relating to operating losses. In 1999, the tax benefits were first applied to reduce other non-current intangible assets, resulting from the date of acquisition on January 1, 1996, from $38.7 million to zero. The additional tax benefits were recognized as deferred income tax benefit in the amount of $38.8 million and $3.6 million in the years ended December 31, 1999 and 2000, respectively.

Austria and Germany allow an unlimited carryover of net operating losses, whereas Japan and the United States allow 5 and 15 year carryovers, respectively.

Note 22 - Employee termination and other related costs

The company accrued employee termination and other related costs of $ 0.6 million in the first quarter of 2001. This primarily relates to one employee who held a management position.

Note 23 - Research and Development Expense

The Company incurred research and development expense in the amount of $9.2 million, $9.1 million and $9.5 million for the years ended December 31, 1999, 2000 and 2001, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.

Note 24 - Advertising Expense

The Company incurred advertising costs of $29.7 million, $30.2 million and $35.7 million for the years ended December 31, 1999, 2000 and 2001, respectively. Advertising expenses are included in selling and marketing expense in the accompanying consolidated statement of operations.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Note 25 - Segment Information

The Company operates in one industry segment, Sporting Goods. The activities related to the operations of London Films Ltd. were reported as "Income (loss) from discontinued operations" for the years ended December 31, 1999 and 2000 and the segment information for 1999 and 2000 has been adjusted to reflect this. The tables below show revenues from external customers and long-lived assets by geographic region (in thousands):

                                             For the Years Ended December 31,
                                       -----------------------------------------
                                          1999          2000             2001
                                       ----------    ----------       ----------

Revenues from External Customers

Austria............................... $   68,042    $   67,419       $   67,753

Italy.................................     73,126        66,866           63,924

Germany...............................     50,642        42,893           41,818

France................................     33,963        30,646           29,077

Japan.................................     23,449        20,809           17,940

Other (Europe)........................     32,605        38,518           39,598

North America.........................    106,929       131,486          131,912
                                       ----------    ----------       ----------
  Total revenues...................... $  388,755    $  398,639       $  392,021
                                       ==========    ==========       ==========


                                              December 31,
                                       ------------------------
                                          2000          2001
                                       ----------    ----------
Long lived assets:

Austria............................... $   18,645    $   17,536

Italy.................................     19,021        18,830

Germany...............................      1,205         1,107

France................................        273           186

Japan.................................      1,619         1,403

Other (Europe)........................      8,163         9,161

North America.........................     12,018        12,505
                                       ----------    ----------
  Total Assets........................ $   60,943    $   60,728
                                       ==========    ==========


Note 26 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $0.6 million, $0.2 million and $1.2 million for the years ended December 31, 1999, 2000 and 2001, respectively.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Mr. Rene C. Jaggi who owns and leads Romika GmbH (see Note 30) is also the current Chairman of the Head N.V. Supervisory Board.

Note 27 - Restructuring Charge

Following the acquisition of Penn the Company decided to restructure its U.S. distribution subsidiary and to move the distribution of its US Racquet Sports division from Columbia, MD to Phoenix, AZ and the distribution of its US Winter Sports division from Columbia to Boston, MA.

The restructuring charge in 1999 includes costs for the closure of the Columbia location.

Note 28 - Gain on sale of Property

In 2000 and 2001, one of the Company's subsidiaries sold a part of the building used in operations for $1.7 million and $1.4 million, respectively, resulting in a gain of $1.2 million in 2000 and $0.9 million in 2001. This gain is included in general and administrative expense in the accompanying consolidated statements of operations.

Note 29 - Equity investment

The Company owned an interest in a distribution company which was accounted for under the equity method of accounting. During 2001, the Company wrote down its investment and note receivable balance and recorded an additional liability associated with the Company's $1.1 million share of the investment's net loss, due to a $0.7 million guarantee provided to the investment. On December 14, 2001, the Company divested the distribution company with no further obligations.

Note 30 - Footwear License

The Company has signed a five year agreement for Romika GmbH to license the Head Performance Footwear brand covering athletic, outdoor and casual shoes and boots. The license period begins January 1, 2002. Most current employees of the Company's footwear division joined Romika GmbH. Revenues arising under this licensing agreement will vary depending on Romika's sales. This agreement also provides for the payment of a minimum license fee to the Company.

Note 31 - Stock Option Plans

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options and amounted to $0.5 million, $1.4 million and $2.0 million for the years ended December 31, 1999, 2000 and 2001, respectively.

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan (the "Plan"). A total of 2,424,242 options are reserved to be granted under the terms of the Plan. The Plan provides for grants of stock options to officers and key employees of Head N.V. and its subsidiaries. The exercise price for all stock options granted under the Plan was fixed at inception of the Plan and increases at the rate of 10% per annum until

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


the options are exercised. Options generally vest over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the plan will not be exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years. As of December 31, 2001, 145,848 shares were available for grant under the Plan.

The weighted average grant-date fair values using the Black-Scholes option pricing model were $5.42 and $8.84 per share for options granted in 1999 and 2000, respectively.

The fair values of options granted during 1999 and 2000 were estimated on the date of grant using the following weighted average assumptions: no dividends; expected volatility of 0% (all options granted prior to IPO); expected terms of
3.6 and 4.0 years, respectively; and risk free interest rates of 5.76% and 6.63%, respectively. The Company has also assumed that all performance targets will be achieved and all options granted will become fully vested.

As of December 31, 2001, the weighted average remaining contractual life of the outstanding stock options is 5.7 years, and no options are exercisable.

                                              Exercise Price Less Than
                                             Grant Date Stock Fair Value
                                         ---------------------------------
                                           Number of      Weighted average
                                           of shares       exercise price
                                         -------------  ------------------


Balance, December 31, 1998...............  1,465,686      $     0.26
Granted..................................    783,620            0.26
                                         -----------      ----------
Balance, December 31, 1999...............  2,249,306            0.26
Granted..................................     29,088            0.26
                                         -----------      ----------
Balance, December 31, 2000 and 2001......  2,278,394      $     0.26
                                         ===========      ==========

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 (the "Plan 2001"). The Plan 2001 provides for grants of stock options to officers and employees of Head N.V. and its subsidiaries. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. In accordance with SFAS No. 123, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. As of December 31, 2001, the weighted-average fair value of the grant was $0.77, which was estimated using the following assumptions: no dividends, expected volatility of 28%, expected term of 5.6 years, and risk-free interest rate of 3.6%.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2001 no shares were available for grant under the Plan 2001.

                           HEAD N.V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                                              Exercise Price Greater Than
                                              Grant Date Stock Fair Value
                                       -----------------------------------------
                                         Number of           Weighted average
                                         of shares            exercise price
                                       -------------       ---------------------

Balance, December 31, 2000.............          0         $        --
Granted................................  3,982,068                4.31
                                       -----------         ---------------------
Balance, December 31, 2001.............  3,982,068         $      4.31
                                       ===========         =====================

As of December 31, 2001, the weighted average remaining contractual life of the outstanding stock options is 9.8 years, and 1,551,480 options are exercisable under the Plan 2001.

                           HEAD N.V. AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL STATEMENTS AND RESULTS OF OPERATIONS


Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands - Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets, athletic and outdoor footwear and apparel), Penn (tennis balls and racquetball balls) Tyrolia (ski bindings), Mares and Dacor (diving equipment),- which we believe are among the most widely recognized names within their respective markets.

We generate revenues in our principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues.

The carving ski trend that has driven the skiing market for the last four years is expected to continue at least for another year and is expected to maintain ski sales at historic levels. In addition to this product category, we believe we are well positioned with product lines that are complementary with the new freeskiing trend. In 2001, the overall market in tennis moderately declined, however, we are experiencing consumer migration towards the quality segment of the market. We believe that the introduction of our innovative line of Head Intelligence racquets has helped us to benefit from this trend. The events of September 11, 2001 and its consequences have affected the diving market, where we have witnessed a significant drop in travel to destination resorts with dive centers.

In May 1999 we acquired Penn, a manufacturer and distributor of tennis and racquetball balls. Penn revenues also experience seasonality, and are typically highest during the months of January through March.

In October 1999 we acquired the Blax and Generics snowboard equipment business. We now market these products under the Head brand.

                           HEAD N.V. AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL STATEMENTS AND RESULTS OF OPERATIONS


Results of Operations:

The following table sets forth certain consolidated statements of operations data.

                                                                           For the Three Months         For the Years Ended
                                                                            Ended December 31,              December 31,
                                                                          ------------------------     ----------------------
                                                                            2000            2001         2000         2001
                                                                          --------       ---------     ---------    ---------
                                                                         (unaudited)     (unaudited)
                                                                               (in thousands)              (in thousands)
REVENUES
Total revenues........................................................... $ 130,857      $ 128,039     $ 398,639    $ 392,021

Cost of sales............................................................    73,523         76,523       227,442      233,971
                                                                          ---------      ---------     ---------    ---------
  Gross profit...........................................................    57,334         51,516       171,197      158,050
                                                                          =========      =========     =========    =========
  Gross margin...........................................................     43.8%          40.2%         42.9%         40.3

Selling and marketing expense............................................   27,442         27,696        97,743       102,094

General and administrative expense (excluding non-cash
  compensation expense and restructuring charge).........................    7,169          9,624        33,488        33,972

Non-cash compensation expenses...........................................      357            515         1,378         2,025

Employee termination and other related costs.............................       --            285            --           838
                                                                          ---------      ---------     ---------    ---------
  Operating income.......................................................   22,366         13,396        38,588        19,121
                                                                          =========      =========     =========    =========
Interest expense.........................................................   (5,148)        (2,903)      (18,642)      (11,275)

Interest income..........................................................      643            133         1,118           892

Foreign exchange gain (loss).............................................   (4,572)         1,030         7,502         5,828

Other income (expense), net..............................................      (17)           129        (4,181)            7

Income tax benefit (expense).............................................    3,779         (1,380)        1,934        (4,032)

Share of loss from equity investment, net of tax.........................       --           (523)           --        (1,117)

Loss from discontinued operation (Note 3)................................       --             --          (644)           --

Extraordinary gain (net of income tax of $1,559 in 2000, Note 16)........    2,104             --         2,104            --
                                                                          ---------      ---------     ---------    ---------
  Net income............................................................. $ 19,156       $  9,881      $ 27,781     $   9,424
                                                                          =========      =========     =========    =========

                           HEAD N.V. AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL STATEMENTS AND RESULTS OF OPERATIONS



Three Months and Twelve Months Ended December 31, 2000 and 2001

Total Revenues. For the three months ended December 31, 2001 total revenues decreased by $2.8 million, or 2.2%, to $128.0 million from $130.9 million in the comparable 2000 period. This decline was primarily due to reduced sales of Winter Sports equipment. For the twelve months ended December 31, 2001 total revenues decreased by $6.6 million, or 1.7%, to $392.0 million from $398.6 million in 2000. At comparable exchange rates, total revenues decreased by $1.2 million or 0.3%. This was mainly caused by lower sales of winter products and diving equipment.

                                                                           For the Three Months         For the Years Ended
                                                                            Ended December 31,              December 31,
                                                                          ------------------------     ----------------------
                                                                            2000            2001         2000         2001
                                                                          --------       ---------     ---------    ---------
                                                                         (unaudited)     (unaudited)
                                                                               (in thousands)              (in thousands)
Product category
Winter Sports............................................................ $  79,091      $  71,798     $ 144,542    $ 135,421

Racquet Sports...........................................................    34,443         38,924       174,010      180,108

Diving...................................................................    15,345         15,118        72,232       68,480

Licensing................................................................     1,978          2,199         7,855        8,012
                                                                          ---------      ---------     ---------    ---------
  Total Revenue.......................................................... $ 130,857      $ 128,039     $ 398,639    $ 392,021
                                                                          =========      =========     =========    =========

Winter Sports revenues for the three months ended December 31, 2001 decreased by $7.3 million, or 9.2%, to $71.8 million from $79.1 million in the comparable period in 2000. For the twelve months ended December 31, 2001 Winter Sports revenues decreased by $9.1 million, or 6.3%, to $135.4 million from $ 144.5 million in 2000. Excluding the effect of changes in exchange rates, revenues in winter sports decreased by $8.5 million, or 5.9%. We believe that these decreased sales were mainly a result of poor snow conditions in the southern part of Europe, a difficult economic environment in Germany and the continuing weakness of the Japanese market.

Racquet Sports revenues for the three months ended December 31, 2001 increased by $4.5 million, or 13.0%, to $38.9 million from $34.4 million in the comparable 2000 period. For the twelve months ended December 31, 2001 Racquet Sport revenues increased by $6.1 million, or 3.5%, to $180.1 million from $ 174.0 million in 2000. Excluding the effect of changes in exchange rates revenues in Racquet Sports increased by $9.0 million, or 5.3%. After experiencing some growth in 1999 and 2000, preliminary reports indicate that the Racquet industry as a whole suffered a decline in 2001. The key reasons for this were a decline in the number of the recreational players, poor weather conditions in certain regions during the peak selling season and consumer reaction to a slowing economy. Despite this difficult market environment, Racquet Sports experienced growth during the period, the divisional key revenue drivers being an increase in tennis racquet sales, following the launch of Head Intelligence technology in late 2000.

Diving product revenues for the three months ended December 31, 2001 decreased by $0.2 million, or 1.5%, to $15.1 million compared with $15.3 million in the same period in 2000. For the twelve months ended December 31, 2001, sales decreased by $3.8 million, or 5.2%, to $68.5 million from $72.2 million in 2000. Excluding the effect of changes in exchange rates, revenues from diving products decreased by $2.0 million, or 2.8%. We believe that he diving market is suffering from both US consumer reaction to the events of September 11th and the general

                           HEAD N.V. AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL STATEMENTS AND RESULTS OF OPERATIONS


downturn in the economy, which had resulted in fewer people travelling to dive centers and resorts and making corresponding purchases of equipment.

Licensing revenues for the three months ended December 31, 2001 increased by $0.2 million, or 11.2%, to $2.2 million from $2.0 million in the comparable 2000 period. For the twelve months ended December 31, 2001, revenues increased by $0.2 million, to $8.0 million from $7.9 million in 2000.

Gross Profit. For the three months ended December 31, 2001, gross profit decreased by $5.8 million to $51.5 million from $57.3 million in the comparable 2000 period. Gross margin decreased to 40.2% in 2001 from 43.8% in the comparable 2000 period. For the twelve months ended December 31, 2001, gross profit decreased by $13.1 million to $158.1 million from $171.2 million in 2000. Gross margin decreased to 40.3% in 2001 from 42.9% in 2000. The decline in gross profit reflected both lower sales in Winter Sports and Diving and the conversion of our footwear business into a licensing arrangement with Romika. The decline in gross margin reflects higher material and energy costs, lower sales quantities as well as the termination of our Footwear business.

Selling and Marketing Expenses. For the three months ended December 31, 2001, selling and marketing expenses increased by $0.3 million to $27.7 million from $27.4 million in the comparable 2000 period. For the twelve months ended December 31, 2001, selling and marketing expenses increased by $4.4 million to $102.1 million from $97.7 million in 2000. This increase was due primarily to increased advertising expenses incurred in connection with the introduction of the Head Intelligence racquets and Head Snowboard lines as well as an increase in premiums and sponsorship payments reflecting the success of our players.

General and Administrative Expenses. For the three months ended December 31, 2001, general and administration expenses increased by $2.5 million to $9.6 million from $ 7.2 million in the comparable 2000 period. For the twelve months ended December 31, 2001, general and administrative expenses increased by $0.5 million, or 1.4%, to $34.0 million from $33.5 million in 2000. Of this increase, $0.4 million was attributable to a lower gain on the sale of a building used in operations in Italy than was recorded in 2000.

We also recorded $0.4 million and $1.4 million, in each of the three months and twelve months periods ended December 31, 2000 and $0.5 million and $2.0 million, in each of the three months and twelve months periods ended December 31, 2001, as non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

In addition, we recorded in the twelve months ended December 31, 2001, $0.6 million of termination benefits and other related costs primarily in respect of one employee who held a management position and $0.2 million of expenses in connection with the start up of our distribution operation in UK.

Operating Income. As a result of the foregoing factors, operating income for the three months ended December 31, 2001 decreased by $9.0 million, or 40.1% to $13.4 million from $22.4 in the comparable 2000 period. For the twelve months ended December 31, 2001, operating income decreased by $19.5 million, or 50.4%, to $19.1 million from $38.6 million in 2000.

Interest Expense. For the three months ended December 31, 2001 interest expense decreased by $2.2 million, or 43.6%, to $2.9 million from $5.1 million in the comparable 2000 period. For the twelve months ended December 31, 2001 interest expense decreased by $7.4 million or 39.5% to $11.3 million from $18.6 million in 2000. The decrease was due to the partial repayment of our debts using the proceeds of the initial public offering which took place in October 2000.

Interest Income. For the three months ended December 31, 2001 interest income decreased by $0.5 million, or

                           HEAD N.V. AND SUBSIDIARIES
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL STATEMENTS AND RESULTS OF OPERATIONS



79.3%, to $0.1 million from $0.6 million in the comparable 2000 period. For the twelve months ended December 31, 2001 interest income decreased by $0.2 million or 20.2% to $0.9 million from $1.1 million in 2000. This decrease was due to lower cash on hand during these periods.

Foreign Currency Exchange. For the three months ended December 31, 2001 we recorded a foreign currency exchange gain of $1.0 million, compared to a loss of $4.6 million in the comparable 2000 period. For the twelve months ended December 31, 2001, we recorded a foreign currency exchange gain of $5.8 million, compared to a gain of $7.5 million in 2000. The increase in the three months period as well as the decrease in the twelve month period, compared with the comparable 2000 periods is primarily due to the recognition of foreign exchange gains and losses associated with the Company's U.S. dollar denominated receivables of the Company's European subsidiaries in 2001. We operate in a multi-currency environment and are subject to the effects of fluctuation in exchange rates.

Other Income (Expense), net. For the three months ended December 31, 2001, other income (expense), net increased by $0.1 million to an income of $0.1 million from an expense of $0.01 million in the comparable 2000 period. For the twelve months ended December 31, 2001, other income (expense), net increased by $4.2 million to an income of $0.01 million from an expense of $4.2 million in 2000. In 2000 this amount included a one time payment of $3.5 million to the former owner of HTM in June 2000.

Income Tax Benefit (Expense). For the three months ended December 31, 2001 income tax increased by $5.2 million to an expense of $1.4 million from an income tax benefit of $3.8 million in the comparable 2000 period. For the twelve months ended December 31, 2001, income tax increased by $6.0 million to an expense of $4.0 million from an income tax benefit of $1.9 million in 2000. This increase mainly attributed to an increase of current income tax expense mainly in Austria and Italy and the reversal of a valuation allowance on the deferred tax assets associated with tax loss carryforwards in 2000.

Share of loss from equity investment, net of tax. This represents the Company's share of loss from an equity investment in a distribution company purchased at the end of 2000. In each of the respective three months and twelve months periods ended December 31, 2001 the Company's share of losses from this equity investment was $0.5 million and $1.1 million. On December 14, 2001 the Company withdrew its investment and has no further obligations.

Net Income. As a result of the foregoing factors, for the three months ended December 31, 2001 the Company had net income of $9.9 million, compared to net income of $19.2 million in the comparable 2000 period. For the twelve months ended December 31, 2001, the Company had net income of $9.4 million, compared to net income of $27.8 million in 2000.

Liquidity and Capital Resources:

For the twelve months ended December 31, 2001, net cash generated from operating activities increased by $29.5 million, or 456.7%, to $35.9 million from $6.5 million in 2000. This is mainly due to lower working capital requirements as a result of the Company's asset management program. The cash flows from operating activities and proceeds from sale of a building were used to pay a dividend of $9.5 million to our shareholders, to purchase property, plant and equipment of $16.3 million and to purchase treasury stock.

We currently have $64.9 million in available unused credit facilities. We believe that we are in good standing with our lenders and that we have sufficient available credit for our needs.

 Reconciliation between Head N.V. and Head Holding Unternehmensbeteiligung GmbH

Financial Statements

Head Holding is the immediate subsidiary of Head N.V. As required under the terms of the Senior Notes, Head Holding must report financial reports on a quarterly basis. The following tables show the difference in net income and shareholders' equity between Head N.V. and Head Holding.

The reconciliation and the effect of the restatement is as follows:

                                             For the Years Ended December 31,
                                       -----------------------------------------
                                          1999          2000             2001
                                       ----------    ----------       ----------
                                                      (in thousands)

Net income

Head Holding.........................  $  54,413    $ 27,506          $  11,439

Reconciliation to Head NV:

  Interest expense on
  shareholders loan..................         --         949                657

  Operating expenses.................        (11)       (680)            (2,907)

  Foreign exchange gain..............         --         (78)               135

  Interest income....................         --          85                100
                                       ---------    ---------        ----------
Head NV..............................  $  54,402    $ 27,782         $    9,424
                                       =========    =========        ==========


                                                          December 31,
                                                          ------------
                                                      2000           2001
                                                      ----           ----
                                                         (in thousands)
Shareholders' Equity

Head Holding...................................... $ 156, 862     $ 213,049

Reconciliation to Head NV:

  Shareholders loan...............................    67,781             --

  Common stock and additional paid in capital,
  net of treasury stock...........................     1,836         (1,458)

  Retained earnings...............................      (375)          (922)

  Dividend paid...................................        --          1,021

  Other...........................................     3,883            669
                                                   ---------      ---------
Head NV........................................... $ 229,987      $ 212,359
                                                   =========      =========


The difference in income of the Head N.V.group compared to the Head Holding group results from Head N.V.'s administration costs. In addition, Head N.V. generated interest income from the shareholders' loan granted to the Head Holding group. Since June 2000, Head N.V. has also managed the distribution of the group's products in the Netherlands.

In the Shareholders' Equity reconciliation, dividend paid represents the excess of dividend paid to Head N.V. by Head Holding, offset by Head N.V.'s dividend to its shareholders.

Press Release                                                             [LOGO]

HEAD NV Announces Results For The Three Months and Twelve
Months Ended December 31, 2001


Rotterdam - February 26, 2002 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced today that for the 3 months ended December 31, 2001, Head had revenues of $128.0 million, income from continued operations before tax and extraordinary items of $12.4 million and net income of $9.9 million, compared with revenues of $130.9 million, income from continued operations before tax and extraordinary items of $13.3 million and net income of $19.2 million for the three months ended December 31, 2000.

For the twelve months ended December 31, 2001, Head had revenues of $392.0 million, income from continued operations before tax and extraordinary items of $14.6 million and a net income of $9.4 million compared with revenues of $398.6 million, income from continued operations before tax and extraordinary items of $24.4 million and net income of $27.8 million for the twelve months ended December 31, 2000. Earnings per share for the twelve month period were $0.25 compared to $0.99 for the same period in 2000.

Johan Eliasch Chairman and CEO commented. "Overall, I would best summarize 2001 as a year in which we took some important steps to position Head for the future. We restructured our footwear business with a licensing agreement, we established our UK distribution business and invested in automating manufacturing processes. We expect all of these to have a positive impact on our business for 2002 and beyond.

Our sales performed roughly in line with last year's sales, despite a weak global economy. As previously discussed, costs associated with the restructuring of our footwear business and setting up Head UK, the marketing cost for the Head Snowboard line and the weak retail environment have impacted our profits for the year. Earnings per share for the year were a couple of cents per share above the First Call Estimates.

We had very robust cash flow from operations for the year, almost $36 million, part of which we used to repurchase over 2 million Head common shares and to pay a dividend of $0.25 per share.

For 2002, we expect to see modest revenue growth in local currencies. While I am cautious about making predictions in this type of uncertain economic outlook, I do believe that we are doing everything we can to position Head for stronger profitability in 2002.


Everyone in the Head organization is concentrating his or her efforts on reducing costs across the board and keeping tight controls on our inventory and receivables. At the same time we are continuing to make long term strategic investments like Head UK, maintaining our R&D commitment and automating manufacturing processes to reduce manufacturing costs. Also, I am very excited about our pipeline of new products such as the new Head Intelligence line of skis, which have been extremely well received.

We believe our balance sheet to be strong with relatively low gearing and ample liquidity to run our business for the long term."

Financial Highlights-Three Months and Twelve Months
Total Revenues. For the three months ended December 31, 2001 total revenues decreased by $2.8 million, or 2.2%, to $128.0 million from $130.9 million in the comparable 2000 period. This decline was primarily due to reduced sales of Winter Sports equipment. For the twelve months ended December 31, 2001 total revenues decreased by $6.6 million, or 1.7%, to $392.0 million from $398.6 million in 2000. At comparable exchange rates, total revenues decreased by $1.2 million or 0.3%. This was mainly caused by lower sales of winter products and diving equipment.

                                           For the Three                                   For the Twelve
                                              Months                                           Months
                                        Ended December 31,                               Ended December 31,
                            --------------------------------------------    ---------------------------------------------
                                2000           2001         % Change            2000           2001         % Change
                            -------------- -------------- --------------    -------------- ------------- ----------------
                              (unaudited)    (unaudited)
                                  (in thousands)                                 (in  thousands)
Product category:
Winter Sports..........         $  79,091      $  71,798          (9.2)         $ 144,542     $ 135,421            (6.3)
Racquet Sports.......              34,443         38,924          13.0            174,010       180,108             3.5
Diving......................       15,345         15,118          (1.5)            72,232        68,480            (5.2)
Licensing.................          1,978          2,199          11.2              7,855         8,012             2.0
                               ----------     ----------       -------         ----------    ----------      ----------
Total Revenues.......           $ 130,857      $ 128,039          (2.2)         $ 398,639     $ 392,021            (1.7)
                               ==========     ==========       =======         ==========    ==========      ==========

Winter Sports revenues. For the three months ended December 31, 2001 decreased by $7.3 million, or 9.2%, to $71.8 million from $79.1 million in the comparable period in 2000. For the twelve months ended December 31, 2001 Winter Sports revenues decreased by $9.1 million, or 6.3%, to $135.4 million from $ 144.5 million in 2000. Excluding the effect of changes in exchange rates, revenues in winter sports decreased by $8.5 million, or 5.9%. We believe that these decreased sales were mainly a result of poor snow conditions in the southern part of Europe, a difficult economic environment in Germany and the continuing weakness of the Japanese market.

Racquet Sports revenues. For the three months ended December 31, 2001 increased by $4.5 million, or 13.0%, to $38.9 million from $34.4 million in the comparable 2000 period. For the twelve months ended December 31, 2001 Racquet Sport revenues increased by $6.1 million, or 3.5%, to $180.1 million from $ 174.0 million in 2000. Excluding the effect of changes in exchange rates revenues in Racquet Sports increased by $9.0 million, or 5.3%. After experiencing some growth in 1999 and 2000, preliminary reports indicate that the Racquet industry as a whole suffered a decline in 2001. The key reasons for this were a decline in the number of the recreational players, poor weather conditions in certain regions during the peak selling season and consumer reaction to a slowing economy. Despite this difficult market environment, Racquet Sports experienced growth during the period, the divisional key revenue drivers being an increase in tennis racquet sales, following the launch of Head Intelligence technology in late 2000.

Diving product revenues. For the three months ended December 31, 2001 decreased by $0.2 million, or 1.5%, to $15.1 million compared with $15.3 million in the same period in 2000. For the twelve months ended December 31, 2001, sales decreased by $3.8 million, or 5.2%, to $68.5 million from $72.2 million in 2000. Excluding the effect of changes in exchange rates, revenues from diving products decreased by $2.0 million, or 2.8%. We believe that he diving market is suffering from both US consumer reaction to the events of September 11th and the general downturn in the economy, which resulted in fewer people travelling to dive centers and resorts and making corresponding purchases of equipment.

Licensing revenues. For the three months ended December 31, 2001 increased by $0.2 million, or 11.2%, to $2.2 million from $2.0 million in the comparable 2000 period. For the twelve months ended December 31, 2001, revenues increased by $0.2 million, to $8.0 million from $7.9 million in 2000.

Gross Profit. For the three months ended December 31, 2001, gross profit decreased by $5.8 million to $51.5 million from $57.3 million in the comparable 2000 period. Gross margin decreased to 40.2% in 2001 from 43.8% in the comparable 2000 period. For the twelve months ended December 31, 2001, gross profit decreased by $13.1 million to $158.1 million from $171.2 million in 2000. Gross margin decreased to 40.3% in 2001 from 42.9% in 2000. The decline in gross profit reflected both lower sales in Winter Sports and Diving and the conversion of our footwear business into a licensing arrangement with Romika. The decline in gross margin reflects higher material and energy costs, lower sales quantities as well as the termination of our Footwear business.

Selling and Marketing Expenses. For the three months ended December 31, 2001, selling and marketing expenses increased by $0.3 million to $27.7 million from $27.4 million in the comparable 2000 period. For the twelve months ended December 31, 2001, selling and marketing expenses increased by $4.4 million to $102.1 million from $97.7 million in 2000. This increase was due primarily to increased advertising expenses incurred in connection with the introduction of the Head Intelligence racquets and Head Snowboard lines as well as an increase in premiums and sponsorship payments reflecting the success of our players.

General and Administrative Expenses. For the three months ended December 31, 2001, general and administrative expenses increased by $2.5 million to $9.6 million from $ 7.2 million in the comparable 2000 period. For the twelve months ended December 31, 2001, general and administrative expenses increased by $0.5 million, or 1.4%, to $34.0 million from $33.5 million in 2000. Of this increase, $0.4 million was attributable to a lower gain on the sale of a building used in operations in Italy than was recorded in 2000.

We also recorded $0.4 million and $1.4 million, in each of the three months and twelve months period ended December 31, 2000 and $0.5 million and $2.0 million, in each of the three months and twelve months periods ended December 31, 2001, as non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

In addition, we recorded in the twelve months ended December 31, 2001, $0.6 million of termination benefits and other related costs primarily in respect of one employee who held a management position and $0.2 million of expenses in connection with the start up of our distribution operation in the UK.

Operating Income. As a result of the foregoing factors, operating income for the three months ended December 31, 2001 decreased by $9.0 million, or 40.1% to $13.4 million from $22.4 in the comparable 2000 period. For the twelve months ended December 31, 2001 operating income decreased by $19.5 million, or 50.4%, to $19.1 million from $38.6 million in 2000.

Interest Expense. For the three months ended December 31, 2001 interest expense decreased by $2.2 million, or 43.6%, to $2.9 million from $5.1 million in the comparable 2000 period. For the twelve months ended December 31, 2001 interest expense decreased by $7.4 million or 39.5% to $11.3 million from $18.6 million in 2000. The decrease was due to the partial repayment of our debts using the proceeds of the initial public offering which took place in October 2000.

Interest Income. For the three months ended December 31, 2001 interest income decreased by $0.5 million, or 79.3%, to $0.1 million from $0.6 million in the comparable 2000 period. For the twelve months ended December 31, 2001 interest income decreased by $0.2 million or 20.2% to $0.9 million from $1.1 million in 2000. This decrease was due to lower cash on hand during the year.

Foreign Currency Exchange. For the three months ended December 31, 2001 we recorded a foreign currency exchange gain of $1.0 million, compared to a loss of $4.6 million in the comparable 2000 period. For the twelve months ended December 31, 2001, we recorded a foreign currency exchange gain of $5.8 million, compared to a gain of $7.5 million in 2000. The increase in the three months period as well as the decrease in the twelve month period, compared with 2000 is primarily due to the recognition of foreign exchange gains or losses associated with the Company's U.S. dollar denominated receivables of its European subsidiaries in 2001. We operate in a multi-currency environment and are subject to the effects of fluctuation in exchange rates.

Other Income (Expense), net. For the three months ended December 31, 2001, other income (expense), net increased by $0.1 million to an income of $0.1 million from an expense of $0.01 million in the comparable 2000 period. For the twelve months ended December 31, 2001, other income (expense), net increased by $4.2 million to an income of $0.01 million from an expense of $4.2 million in 2000. In 2000 this amount included a one time payment of $3.5 million to the former owner of HTM in June 2000.

Income Tax Benefit (Expense). For the three months ended December 31, 2001 income tax increased by $5.2 million to an expense of $1.4 million from an income tax benefit of $3.8 million in the comparable 2000 period. For the twelve months ended December 31, 2001, income tax increased by $6.0 million to an expense of $4.0 million from an income tax benefit of $1.9 million in 2000. This increase mainly attributed to an increase of current income tax expense mainly in Austria and Italy and the reversal of a valuation allowance on the deferred tax assets associated with tax loss carryforwards in 2000.

Share of loss from equity investment, net of tax. This represents the Company's share of loss from an equity investment in a distribution company purchased at the end of 2000. In each of the respective three months and twelve months periods ended December 31, 2001 the Company's share of losses from this equity investment was $0.5 million and $1.1 million. On December 14, 2001 the Company withdrew its investment and has no further obligations.

Net Income. As a result of the foregoing factors, for the three months ended December 31, 2001 the Company had net income of $9.9 million, compared to net income of $19.2 million in the comparable 2000 period. For the twelve months ended December 31, 2001, the Company had net income of $9.4 million, compared to net income of $27.8 million in 2000.

Liquidity and Capital Resources:

For the twelve months ended December 31, 2001, net cash generated from operating activities increased by $29.5 million, or 456.7%, to $35.9 million from $6.5 million in 2000. This is mainly due to lower working capital requirements as a result of the Company's asset management program. The cash flows from operating activities and proceeds from sale of a building were used to pay a dividend of $9.5 million to our shareholders, to purchase property, plant and equipment of $16.3 million and to purchase treasury stock.

We currently have $64.9 million in available unused credit facilities. We believe that we are in good standing with our lenders and that we have sufficient available credit for our needs.

About Head

We have a rich heritage. Founded in 1950 by inventor Howard Head, today Head NV is a leading global manufacturer and marketer of branded sports equipment serving the skiing, tennis and diving markets. We have a world-class portfolio of premium brands, which includes Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets, athletic and outdoor footwear and apparel); Tyrolia (ski bindings); Penn (tennis balls and racquetballs) and Mares and Dacor (diving equipment).

Our strategic focus is to target the high margin, premium segments of our markets by developing highly innovative products sold at premium prices, a policy that we call "Superior Performance through Superior Technology".

We are a global company diversified in terms of both products and geography and one of the top suppliers of branded sports equipment to sporting goods retailers worldwide. Head offers a broad product range through over 27,000 accounts in over 80 countries.

We hold leading market share positions in all three of our product categories:
Winter Sports, Racquets Sport and Diving. We have a Licensing division to leverage value from and increase visibility of our brands outside the product categories covered by our product divisions.

Based on our fully integrated sales, marketing and distribution units in our major markets, as well as the strength of our innovative new products, we have been able to increase our market shares during the past several years.


Our high performance products are used and endorsed by many of today's top athletes.

Please visit our website www.head.com
                         ------------

Head Contacts
-------------

Investor Relations
Robert Kosian, Head of Investor Relations
Tel:+44-207-499 7800; Fax: +44-207-499 7994; e-mail:htmbk@aol.com
                                                    -------------

Ralf Bernhart, Chief Financial Officer
Tel: +43-1-701 79354; Fax +43-1-707 8940

         This release contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "believes" and "expects" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following: success or failure of our efforts to implement our business strategy; our liquidity and capital expenditures; our ability to obtain financing; our future capital needs; competitive pressures and trends in the sporting goods industry; our ability to compete, including internationally; our ability to introduce new and innovative products; cyclicality and economic condition of and anticipated trends in the industries we currently serve; our ability to acquire and integrate businesses; legal proceedings and regulatory matters; and general economic conditions.


Actual results and events could differ materially from those contemplated by these forward-looking statements as a result of factors ("cautionary statements") such as those described above. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this release will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise and forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Head N.V.


Date:  February 26, 2002                        By:  /s/ Johan Eliasch
                                                   -----------------------------
                                                Name:   Johan Eliasch
                                                Title:  Chief Executive Officer